September 23, 2010

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kaiser Federal Financial Group, Inc. (Registration Number 333-167179)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Kaiser Federal Financial Group, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 1:00 p.m. on September 28, 2010, or as soon thereafter as may be practicable.

Sincerely,

/s/ Allan D. Jean
Allan D. Jean
Vice President

Keefe, Bruyette & Woods • 10 S. Wacker Dr., Suite 3400 • Chicago, IL 60606
312.423.8200 • Toll Free:  800.929.6113 • Fax:  312.423.8232